UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

February 21, 2025

_____

In the Matter of

Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121

**ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-261888

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Sorrento Therapeutics, Inc. filed with the Commission a post-effective amendment to a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The post-effective amendment to the registration statement has been on file for more than nine months and has not yet become effective.

Sorrento Therapeutics, Inc. has failed to respond to notice under Rule 479 that the post-effective amendment to the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the post-effective amendment to the registration statement be declared abandoned on February 21, 2025.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief